Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crescent Point Energy Corp. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 11, 2015 and amended on the date hereof (the “Report”), I, Gregory T. Tisdale, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:           May 7, 2015                                                                    CRESCENT POINT ENERGY CORP.

/s/ Gregory T. Tisdale
Name:  Gregory T. Tisdale
Title:    Chief Financial Officer